FILED BY VULCAN MATERIALS COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: FLORIDA ROCK INDUSTRIES, INC.
COMMISSION FILE NO. 001-07159
[The following is an excerpt of a memorandum sent on February 19, 2007 by David Donaldson, Vice President, Vulcan Materials, to Vulcan Materials managers with respect to employee communications in connection with the proposed acquisition of Florida Rock]
[Talking Points]
•	As you have likely heard, Vulcan Materials has announced that it is acquiring Florida Rock, one of the nation’s leading producers of construction aggregates, cement, concrete and concrete products in the Southeast and Mid-Atlantic states.

•	We wanted to let you know as quickly as possible about this news.

•	Our acquisition of Florida Rock represents an important milestone for Vulcan, our employees, our shareholders and our customers. It will significantly enhance our strategic position, further broadening our geographic reach and positioning us for greater growth and success.

•	Florida Rock is an ideal, natural business fit; we both have highly compatible cultures, similar management philosophies and a commitment to operational excellence.

•	This transaction is about growth, and we believe there will be enhanced long-term opportunities for employees as part of a stronger, more geographically diversified organization.

•	One of the most important things we can all do at this time of transition is stay focused on our jobs and continue to serve our customers well.

•	It is also important to be aware that there are limits imposed by federal securities and antitrust laws on what information we may share and what actions we may take in the coming months while this transaction is being finalized. Please be mindful that you should not communicate any information that strays beyond the information provided and should direct all inquiries to senior management in your Division or to the transaction website at www.vulcanfloridarock.com.

•	Thank you for your continued dedication and commitment — your hard work in building Vulcan Materials has made this exciting growth opportunity possible.

•	We will keep you apprised of any relevant news as it develops. In the meantime, I will do my best to answer any questions you may have.

•	Vulcan Materials’ Chairman and CEO, Don James, will be hosting an employee conference call and webcast tomorrow, February 20, at 9:30 a.m. CST to talk more about this exciting combination. Please feel free to listen in via telephone or the web. The webcast can be accessed at http://vnet and a replay of the webcast will be available for the next four weeks. Alternatively, the dial-in number from within the U.S. is 866-770-7129 and from outside the U.S. is 617-213-8067; the passcode is 40262668.
[Frequently Asked Questions]
1.	What’s the strategic rationale for doing this transaction?

Florida Rock is a very profitable business in terrific markets with great reserves. It will significantly enhance our strategic position, further broadening our geographic reach and positioning us for greater growth and success.

2.	What are the terms of the transaction?

Vulcan Materials will acquire Florida Rock in a cash and stock transaction valued at approximately $4.6 billion. Of the total consideration, 70% of Florida Rock shares will be paid for in cash and 30% will be paid for in newly issued shares.

3.	How will employees be impacted by this transaction?

This transaction is about growth, and we believe there will be enhanced long-term opportunities for employees as part of a more robust, combined organization. That said, there will be some geographic and overhead overlap in integrating the two companies, and some of the cost savings we expect are related to overhead functions.

4.	Are you planning on closing or consolidating any offices or facilities?

In locations where both companies operate, we expect to consolidate the management of those operations, which should result in modest overhead reductions.

5.	Do you expect an antitrust review?

We will work with the antitrust agencies to obtain Hart-Scott-Rodino clearance as expeditiously as practicable. While there can be no guarantee, we are confident that we will obtain HSR clearance mid-year 2007, if not sooner.

6.	How will you integrate the organizations?

As you know, Vulcan Materials has a decentralized operating structure currently consisting of seven divisions. We will create an eighth division to combine Vulcan Materials and Florida Rock operations in Florida. Other Florida Rock operations will be absorbed into existing Vulcan Materials Divisions.

7.	Do you anticipate any culture issues resulting from the integration?

The two companies have highly compatible corporate cultures and we anticipate a smooth integration process.

8.	When do you expect the deal to close?

We expect the transaction to close in mid-year 2007, subject to Florida Rock shareholder approval, approval by regulatory and other authorities and customary closing conditions. Until then, Vulcan Materials and Florida Rock remain independent competitors, and should be treated as such.
Important Information
     This document may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF FLORIDA ROCK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Florida Rock. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from www.vulcanfloridarock.com, www.vulcanmaterials.com or www.flarock.com.
     Vulcan Materials, Florida Rock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding Vulcan Materials’ directors and executive officers is available in Vulcan Materials’ proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006, and information regarding Florida Rock’s directors and executive officers is available in Florida Rock’s proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on December 7, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
Certain matters discussed in this document, including expectations regarding future performance of Florida Rock and Vulcan Materials, contain forward-looking statements that are subject to risks, assumptions and uncertainties that could cause actual results to differ materially from those projected. These risks, assumptions, and uncertainties include, but are not limited to, those associated with general economic and business conditions; changes in interest rates; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for residential and private nonresidential construction; the highly competitive nature of the construction materials industry; pricing; weather and other natural phenomena; energy costs; cost of hydrocarbon-based raw materials; increasing healthcare costs; the timing and amount of any future payments to be received by Vulcan Materials under two earn-outs contained in the agreement for the divestiture of Vulcan Materials’ Chemicals business; the ability to successfully integrate acquisitions quickly and in a cost-effective manner and achieve anticipated profitability and synergies; and other risks, assumptions and uncertainties detailed from time to time in either company’s SEC reports, including each company’s report on Form 10-K for the year. There can be no assurance that the transaction described above will be consummated. Forward-looking statements speak only as of the date hereof, and each company assumes no obligation to update such statements.